Exhibit 99.1

Kitov Announces Initiation of Phase 1/2 Clinical Trial of NT219 in Advanced Cancer Patients

Company Evaluating NT219 as Monotherapy Treatment of Advanced Solid Tumors and in Combination with Cetuximab for the Treatment of Recurrent and/or Metastatic Solid Tumors and Head and Neck Cancer

Preliminary Data from the First Part of this Study Anticipated to be Available in Second Half of 2021

TEL AVIV, Israel, July 8, 2020 -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced the initiation of the first study site in a Phase 1/2 clinical trial of NT219, a dual inhibitor, novel small molecule targeting IRS1/2 and STAT3, important oncogenic drivers and major drug resistance pathways in many hard-to-treat cancers.

“The initiation of this Phase 1/2 clinical trial is a key advancement in our NT219 development program,” said Bertrand Liang, M.D., Ph.D., Chief Medical Officer of Kitov. “In preclinical studies, NT219 demonstrated impressive tumor growth inhibition, both as monotherapy as well as in combination with multiple anti-cancer drugs, and we are excited to further evaluate its potential in the clinic.” Up to eight sites are planned to be initiated in the U.S. and Canada over the next few months. Availability of preliminary data from the first part of this study is anticipated in the second half of 2021.

“Identifying potential treatment options for resistant cancers is of paramount importance, so I am pleased to be participating in this important clinical trial,” said Ezra Cohen M.D., Chief, Division of Hematology-Oncology and Associate Director, Translational Science at Moores Cancer Center in San Diego, CA, and Lead Principal Investigator of the study. “Based on the compelling anti-tumor activity demonstrated by NT219 in pre-clinical studies, we believe this drug candidate has the potential to be a safe and effective therapy for multiple cancers. I look forward to dosing of the first patients in this trial shortly.”

The Phase 1/2 trial is evaluating NT-219 as monotherapy treatment of advanced solid tumors, as well as in combination with cetuximab, an epithelial growth factor receptor (EGFR) blocking monoclonal antibody, for the treatment of recurrent and/or metastatic solid tumors and head and neck cancer or colorectal adenocarcinoma. The primary objectives of the open-label Phase 1/2 trial are to evaluate safety, assess pharmacokinetics, identify the recommended dose to be studied in the Phase 2 portion, and establish preliminary efficacy of NT219. The Phase 1 portion of the study will encompass a dose escalation evaluation of NT219 monotherapy administered weekly in patients with refractory advanced solid tumors. Upon reaching the third dose level of NT219, a second cohort of patients, with recurrent and/or metastatic squamous cell carcinoma of the head and neck or colorectal adenocarcinoma, will be administered weekly with NT219, dose escalated, in combination with cetuximab. Upon completion of the monotherapy and combination therapy Phase 1 portions of the trial and establishment of the recommended Phase 2 dose for NT219, Kitov plans to commence an expansion Phase 2 component of the study at that dose of NT219 in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. The trial will also include exploratory evaluations of different potential biomarkers in patient tumors and serum.

The study is initially expected to be conducted at eight medical centers, including six in the U.S. and two in Canada, with additional centers potentially joining for the expansion cohort.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 as a monotherapy treatment of advanced solid tumors and in combination with cetuximab for the treatment of recurrent or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) in a planned phase 1/2 study. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov plans to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer NSCLC and pancreatic cancer. Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company for the planned phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi®, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. Consensi® is being sold in the U.S. by Burke Therapeutics, the marketing partner of Kitov’s U.S. distributor, Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi® in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2019 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the Securities and Exchange Commission (SEC), which are available on the SEC’s website, http://www.sec.gov.

Company Contact:

Gil Efron

Deputy CEO & Chief Financial Officer

IR@kitovpharma.com

+972-3-933-3121 ext. #105

Investor Relations Contact:

Chuck Padala

chuck@lifesciadvisors.com

+1 646-627-8390